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                     [NELSON COMMUNICATIONS INC. LETTERHEAD]





                                                              February 1, 2000




VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

               Re:  Nelson Communications Inc.
                    Registration Statement on Form S-1 - File No. 333-77435
                    -------------------------------------------------------

Ladies and Gentlemen:

          We hereby apply, pursuant to Rule 477 promulgated under the Securities Act of 1933, for the withdrawal of the above referenced Registration Statement as soon as is practicable in the judgment of the Commission.

          The grounds for this application for withdrawal are that we do not believe that it is in the best interests of Nelson Communications Inc. to proceed with an initial public offering at this time.

          If you should have any questions or comments regarding this application for withdrawal, please do not hesitate to contact the undersigned at
(212) 448-5206.



                                             Sincerely,


                                              /s/ Thomas A. Moore
                                             ------------------------
                                             Thomas A. Moore
                                             President and
                                             Chief Executive Officer


cc:  Jennifer Bowes, Esq. (via facsimile)